Exhibit 99.5

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Digi Power X Inc.

218 NW 24th Street, 2nd Floor

Miami, Florida, 33127

Item 2 Date of Material Change

November 13, 2025

Item 3 News Release

The press release attached as Schedule “A” was released on November 13, 2025 through an approved Canadian newswire service.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9 Date of Report

November 13, 2025

SCHEDULE “A”

Digi Power X Achieves Positive Net Earnings for Q3 2025 and Reports Strong Balance Sheet to Support 2026 AI Infrastructure Development Plan

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 30, 2025 to its short form base shelf prospectus dated May 15, 2025.

Miami, FL – November 13, 2025 – Digi Power X Inc. (“Digi Power X” or the “Company”) (Nasdaq: DGXX / TSXV: DGX), an innovative energy infrastructure company, today announced its unaudited financial results for the three and nine months ended September 30, 2025 (all amounts in U.S. dollars, unless otherwise indicated). The Company’s unaudited consolidated financial statements and management’s discussion and analysis (“MD&A”) for the three and nine-month period ended September 30, 2025, have been filed and made accessible under the Company’s continuous disclosure profile on SEDAR+ at www.sedarplus.ca and are also available on the SEC’s EDGAR website at www.sec.gov/edgar.

Q3 Highlights

●	Strong Working Capital Position – Significant balance sheet improvements led to a working capital position of $15.1 million at the end of Q3 2025 (Q3 2024: $0.5 million), representing an increase of 2,731% over the same quarter of the prior year.

●	Achieved positive net income of $0.3 million (Q3 2024: -$6.4 million), EBITDA* of $1.9 million (Q3 2024: -$2.5 million) and Adjusted EBITDA* of $0.8 million (Q3 2024: -$0.96 million) in Q3 2025, representing sustained profitability and efficiency of operations.

●	Expanded its inventory of Bitcoin (“BTC”) by 143% during the quarter, from 40 to 97 through the acquisition of BTC and its mining activities.

●	Continued to diversify the Company’s cryptocurrency portfolio with the purchase of ETH during the quarter, bringing total ETH holdings to approximately 1,000 ETH as of September 30, 2025. Digi Power X’s total digital currency position of $15.4 million, consisting of $11.2 million BTC and $4.2 ETH at the end of Q3 2025 (based on the Gemini exchange quoted pricing as of September 30, 2025) represents an increase of 213% in total digital currency position over Q3 2024 ($4.9 million).

●	Warrants outstanding as of September 30, 2025, of 2.6 million, as the balance at the beginning of the year of 8.8 million was substantially reduced by the expiration and exercising of 8.3 million warrants, partially offset by the 2.1 million warrants issued during 2025 to date.

●	The Company invested approximately $3.1 million during the quarter in capital expenditures and data center infrastructure support equipment, as compared to approximately $1.5 million in Q3 2024, commencing the transitioning of one of its facilities into an AI-Tier III data center. On a year-to-date basis, the Company has invested approximately $9.5 million in capital expenditures and data center infrastructure support equipment.

●	No long-term debts – Eliminated all loans payable and reduced accounts payable by more than $3.8 million since year-end 2024.

Strategic & Operational Updates

●	First ARMS 200 Pod Deployment Expected in Q4 2025 – The Company has commenced assembly of its first ARMS 200 Tier III AI data center pod during Q4 2025, with full activation expected in Q1 2026. This milestone, when achieved, will represent Digi Power X’s first modular AI infrastructure deployment under its ARMS (AI-Ready Modular Solution) platform.

●	Load Study Approved for Additional 60 MW of Power in Upstate New York – The Company has received approval for a load study providing an additional 60 MW of available power capacity in one its New York locations, further strengthening Digi Power X’s energy infrastructure to support future AI expansion across its U.S. sites.

●	First B200 GPU Cluster Deployment on Track – In partnership with Super Micro Computers, Inc. (“SMCI”), the Company remains on schedule to have its first NVIDIA B200 GPU cluster fully operational by Q1 2026, which will mark a major milestone in its AI infrastructure roadmap.

●	Advanced AI Customer Discussions – The Company is in active discussions with multiple potential AI customers to secure long-term infrastructure contracts. Although discussions are advancing, there is no guarantee that any contracts will be finalized.

●	The Company expects to begin implementing its ARMS 200 platform in January 2026 across its Tier III facilities. This deployment will be the next stage in Digi Power X’s AI transformation strategy, enabling rapid, scalable AI compute infrastructure at each operational site.

●	Increased Energy Sales Revenue – Energy sales grew 112% year-over-year in Q3, to approximately $8.7 million, monetizing power assets alongside core colocation services.

●	Operational Streamlining – Reduced cost of revenue and depreciation expenses by over $9.3 million compared to the first nine months of 2024, positioning the Company for improved margins ahead.

●	The Company continues to develop its retail compute platform, NeoCloudz, expected to launch in January 2026. Built on an SMCI enterprise-grade backbone, NeoCloudz is designed to provide developers, startups, and enterprises with on-demand access to GPU compute through a modern, consumer-grade interface. The platform will leverage Digi Power X’s Tier III infrastructure, high-efficiency liquid cooling and low-latency networking architecture to deliver scalable, high-performance AI and HPC capabilities to users worldwide.

Alec Amar, President of Digi Power X, stated, “NeoCloudz was designed to democratize access to AI compute. We’re giving smaller AI developers, research labs and startups similar infrastructure advantages traditionally reserved for hyperscalers.”

Current Financial Position

●	Strong Liquidity Position – As of today, Digi Power X holds over $90 million in cash, Bitcoin, Ethereum and cash equivalents, its strongest liquidity position in company history.

●	The Company’s approximate $90 million in holdings represents over 1/3 of Digi Power X’s current market capitalization.

●	This robust liquidity positions Digi Power X to accelerate the rollout of its 2026 AI infrastructure development plan, which includes the planned deployment of high-efficiency Tier III AI data centers and expansion of the Company’s critical power capacity across multiple U.S. sites.

AI Transition Plan for Existing Power Assets

As part of its ongoing transition from cryptocurrency mining to AI-driven infrastructure, Digi Power X has established a phased deployment plan across its existing power assets. This strategic roadmap reflects the Company’s disciplined approach to scaling Tier III AI data center capacity while optimizing energy efficiency and returns. The following is an anticipated roadmap of the Company’s power asset allocation towards AI-driven projects:

●	Q1 2026: 5 MW

●	Q2 2026: 15 MW

●	Q3 2026: 30 MW

●	Q4 2026: Total of 55 MW, with 40 MW critical load capacity

The Company currently has the following power available through its dedicated infrastructure:

●	Alabama site: 55 MW

●	New York sites: 141.7 MW

●	Total available power today: 196.7 MW

●	North Carolina (anticipated availability by 2028): 200 MW

2027 Operational Target: 195 MW total, including 140 MW critical IT load.

2026–2027 Outlook & Guidance

2026 Guidance

Blockchain Mining

●	Anticipated to be comparable to current levels.

AI Colocation (Tier III Data Processing)

●	Anticipated scaling to 40 MW of critical IT load capacity.

GPU-as-a-Service (NeoCloudz)

●	Deployment of 1,024 NVIDIA B200/B300 GPUs.

2027 Guidance

Blockchain Mining

●	Anticipated to be comparable to current levels.

AI Colocation (Tier III Data Processing)

●	Anticipated expansion to 120 MW Tier III IT load.

GPU-as-a-Service (NeoCloudz)

●	Target scale-up to 3,072 GPUs.

Michel Amar, Chief Executive Officer, stated: “Digi Power X is transforming from a traditional compute operator into a next-generation AI infrastructure company. Our ARMS 200 pod, NeoCloudz platform and expanded power portfolio form a unified ecosystem capable of supporting AI customers at every stage, from startups to enterprise-scale deployments. We have never been better positioned to lead in high-density Tier III AI compute.”

At-the-Market Financing Update

On May 30, 2025, the Company entered into an at-the-market sales agreement with A.G.P./Alliance Global Partners as sales agent (the “Agent”), pursuant to which the Company established an at-the-market equity program (the “ATM Program”). During the quarter ended September 30, 2025, the Company issued 310,130 subordinate voting shares in exchange for gross proceeds of $1,074,451, at an average share price of $3.46, and received net proceeds of $1,039,962 after paying commissions of $34,489 to the Agent.

Debt Settlement

The Company also announces that that its debt settlement agreement, previously announced on July 3, 2025 (the “Debt Settlement”), has closed. The Debt Settlement received final approval by the TSX Venture Exchange on November 6, 2025. All securities to be issued pursuant to the Debt Settlement will be subject to a four-month and one-day statutory hold period from the closing date.

About Digi Power X

Digi Power X is an innovative energy infrastructure company that develops Tier III-certified modular AI data centers and drives the expansion of sustainable energy assets.

For further information, please contact:

Michel Amar, Chief Executive Officer

Digi Power X Inc.

www.digipowerx.com

Investor Relations

T: 888-474-9222

Email: IR@digihostpower.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about the Company’s expectations concerning the potential further improvements to profitability and efficiency across the Company’s operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth and clean energy strategy, the Company’s outlook and guidance for 2026 and 2027 and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: delivery of equipment and implementation of systems may not occur on the timelines anticipated by the Company or at all; future capital needs and uncertainty of additional financing; outlook and guidance for 2026 and 2027 may not occur on the timelines anticipated by the Company, or at all; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid and realize the potential of the clean energy strategy on terms which are economic or at all; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about, among other things, the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by applicable law.

	Nine Months Ended
(U.S.$ in thousands except per share data)	September 30 2025	September 30 2024
Revenue from digital currency mining	3,373	9,779
Revenue from colocation services	13,475	3,637
Revenue from sale of electricity	-	6,283
Revenue from sale of energy	8,685	2,490
Cost of sales	(22,656)	(17,177)
Depreciation and amortization	(5,341)	(7,903)
Gross profit (loss)	(2,464)	(2,890)
General and administrative and other expenses	(5,373)	(2,262)
Foreign exchange	(2,077)	2,003
Gain on disposition of cryptocurrencies	675	271
Change in FV of loan payable and salaries payable	(171)	(20)
Other Income	-	14
Share based compensation	(3,709)	(750)
Gain on revaluation of digital currencies	386	49

Operating loss	(12,734)	(3,586)
Revaluation of warrant liabilities	955	3,682
Net financial expenses	8	(17)
Net loss before income taxes	(11,771)	79
Deferred tax (expense) recovery	-	-
Net income (loss) for the year	(11,771)	79
Foreign currency translation adjustment	1,829	(1,847)
Revaluation of digital currency, net of tax	-	-
Total comprehensive income (loss) for the year	(9,942)	(1,768)
Basic and diluted income (loss) per share	(0.31)	0.00
Weighted average number of subordinate voting shares outstanding – diluted	38,432,690	29,929,917

*	EBITDA and Adjusted EBITDA – NON-IFRS MEASURE

EBITDA and Adjusted EBITDA are non-IFRS financial measures and should be read in conjunction with and should not be viewed as an alternative to or replacement of measures of operating results and liquidity presented in accordance with IFRS. Readers are referred to the reconciliations of non-IFRS measures included in the Company’s MD&A and in the table below.

The following table provides a reconciliation of net income to EBITDA and Adjusted EBITDA for the 3 months ended September 30, 2025, and 2024:

Three months ended September 30,

	2025	2024
	$	$
Income (loss) before other items	302,791	(6,412,344)
Taxes and Interest	(21,024)	4,467
Depreciation	1,594,993	3,887,362
EBITDA	1,876,760	(2,520,515)

  Three months ended September 30,

	2025	2024
	$	$
Income (loss) before other items	302,791	(6,412,344)
Taxes and Interest	(21,024)	4,467
Revaluation of warrant liabilities	(1,466,749)	1,301,976
Share based compensation	601,473	516,371
FV changes and revaluations	(232,024)	(160,603)
Depreciation	1,594,993	3,887,362
Adjusted EBITDA	779,460	(955,373)